

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Richard B. Abshire
Vice President and Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Parkway, Suite 2700
Houston, TX 77027

> **Re:** **Adams Resources & Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **File No. 1-07908**

Dear Mr. Abshire:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director